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                                                                  Exhibit 2.5

                              EMPLOYMENT AGREEMENT

           THIS AGREEMENT (the "Agreement") is made and entered into as of the 14th day of February, 2000 (the "Agreement Effective Date"), by and between CALIFORNIA COMMUNITY BANCSHARES, INC., a Delaware corporation registered under the Bank Holding Company Act of 1956 (the "Employer" or "CCB") and LYNN M. HOPKINS (the "Employee") (collectively, the "Parties"):

           WHEREAS, the Parties desire to enter into an agreement for the purpose of retaining Employee's services as Senior Vice President and Controller of Employer;

           WHEREAS, Placer Capital Co. ("PCC") is a subsidiary of ("CCB");

           WHEREAS, CCB and PCC have determined that it is in their respective best interests and in the best interests and to the advantage of their respective shareholders, for PCC to grant options to the directors, officers and employees of CCB, PCC, and other affiliates of CCB and PCC in consideration of CCB agreeing to assume such options upon the occurrence of such certain events as set forth in that certain Assumption Agreement By and Between California Community Bancshares, Inc. and Placer Capital Co. (the "Assumption Agreement").

           NOW, THEREFORE, IT IS MUTUALLY AGREED AS FOLLOWS:

           1. EMPLOYMENT AND DUTIES. Employer and Employee hereby enter into this Agreement upon the terms and conditions hereinafter set forth. Employee is hereby employed, at the pleasure of the Board of Directors of the Employer (the "Board"), as the Senior Vice President and Controller of Employer located at any of its offices in Orange or Los Angeles Counties, California. Employee shall perform the customary duties of a Senior Vice President and Controller of a bank holding company and such attendant duties as may, from time to time, be reasonably requested of Employee by the Board.

           2.         EXTENT OF SERVICES.

                      a) EXCLUSIVE EMPLOYMENT. Employee shall devote Employee's full time, ability and attention to the business of Employer during the term of this Agreement, and shall neither directly nor indirectly render any services of a business, commercial or professional nature to any other person, firm, corporation or organization for compensation without the prior written consent of the Board; provided, however, subject to Section 9 hereto, Employee may serve as a director of another company, perform charitable and other non-profit activities which does not in any manner or for any amount of time interfere with Employee's performance of services on behalf of Employer.

                      b) EMPLOYEE INVESTMENT ACTIVITIES. Nothing contained herein shall be construed to prevent Employee from investing Employee's assets in any form or manner which does not in any manner or for any amount of time interfere with Employee's performance of services on behalf of Employer.

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           3.         TERM OF EMPLOYMENT. Subject to a mutual, written
extension of the Employment Term, or prior termination of this Agreement as hereinafter provided in Section 5, Employer hereby employs Employee, and Employee hereby accepts employment with Employer, for a period of three (3) years beginning on the Agreement Effective Date and ending on the third anniversary of the Agreement Effective Date (the "Employment Term"). The Employer shall provide 90 days written notice to Employee if it intends not to renew this Agreement at the end of the Employment Term. If the Employer does not provide 90 days' notice that it does not intend to renew this Agreement, then the Employer shall pay Employee her then-current Base Salary for a period of three (3) months after the Employment Term payable in conformity with the Employer's normal payroll procedures.

           4. COMPENSATION AND BENEFITS. In consideration of Employee's services to Employer during the Employment Term, Employer agrees to compensate Employee, subject to such limitations as may exist under any applicable state or federal banking law or regulation, as follows:

                      a) BASE COMPENSATION. Employer shall pay or cause to be paid to Employee a base compensation of $125,000 per year, payable in conformity with Employer's normal payroll procedures (the "Base Salary"), and pro rated for any partial calendar year in which this Agreement is in effect. The Board shall review Employee's Base Salary, annually, to consider, in the Board's sole discretion, whether Employee's Base Salary should be adjusted upward.

                      b) BONUS. Employee shall be eligible to receive an annual incentive bonus for each fiscal year of employment with the Employer. The bonus will be awarded by the Board, in its sole discretion, based on reasonable performance goals and administrative procedures established by the Board based on a methodology and payment terms as set forth in the Employer's Executive Compensation Plan. Any such annual bonus shall be prorated for any partial fiscal year of employment.

                      c) GENERAL EXPENSES. Employer shall, upon submission and approval of written statements and bills in accordance with the then regular procedures of Employer, pay or reimburse Employee for any and all necessary, customary and usual expenses incurred by her while traveling for or on behalf of Employer, and any and all other necessary, customary or usual expenses (including entertainment) incurred by Employee for or on behalf of Employer in the normal course of business, as determined to be appropriate by Employer.

                      d) INSURANCE. Employee shall be entitled to participate in such retirement plans and group life insurance, health, long-term disability and other such benefit plans as are provided by Employer to its employees and/or senior executives, with such terms, conditions and contributions as Employer generally provides its other employees and/or senior executives. Employee shall have the right, in Employee's discretion, to designate the beneficiary or beneficiaries of any such insurance and retirement plans.

                      e) VACATION. Employee shall accrue four (4) weeks' paid vacation leave per year, pro rated on a daily basis for any partial calendar year in which this Agreement is in

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           effect. Such vacation leave shall be taken at such time or times as are mutually agreed upon by Employee and Employer and in accordance with Employer's vacation leave policy, provided, that at least two
           (2) weeks of such vacation shall be taken consecutively. Employee acknowledges that the requirement of two (2) consecutive weeks of vacation is required by sound banking practice. For each calendar year, the Board shall decide, in its discretion, either (i) to pay Employee for any unused vacation time for such calendar year or (ii) to carry over any unused vacation time for such calendar year to the next calendar year, provided, however, that Employee shall accrue no additional vacation time at any time that the Employee has accrued and unused vacation time of six (6) weeks.

                      f) OTHER BENEFITS. Employee shall be entitled to participate during the Employment Term in such other benefits of Employer, including bonus programs and employee stock ownership plans, if any, as Employer now or hereafter shall provide for its employees and/or senior executives generally, in accordance with the applicable terms and conditions thereof.

                      g) STOCK OPTIONS. As more fully set forth in the PCC Nonstatutory Stock Option Agreement dated as of March 6, 2000 by and between Employee and PCC (the "Stock Option Agreement"), Employee shall be granted an option to purchase not less than 20,321 shares of common stock of PCC at an exercise price of $16.34 per share. The option shall vest and be exercisable according to the terms of the Stock Option Agreement. CCB's obligations with respect to the stock option awarded to Employee in this Paragraph 4(g) shall be governed by the terms and conditions of the Assumption Agreement.

           5. TERMINATION OF AGREEMENT. This Agreement may be terminated with or without cause during the Employment Term in accordance with this Section 5. In the event of such termination, Employee shall be released from all obligations under this Agreement, except that Employee shall remain subject to Sections 7, 8, 10, 12, 13, 15, 16 and 19 and Employer shall be released from all obligations under this Agreement, except as otherwise provided in this Section 5 and Sections 7, 10, 12, 13, 15, 16 and 19.

                      a) EARLY TERMINATION BY EMPLOYER WITHOUT CAUSE OR BY EMPLOYEE UPON GOOD REASON. This Agreement and Employee's employment may be terminated (i) by Employer without cause, for any reason whatsoever, in the sole, absolute and unreviewable discretion of Employer, upon written notice by the Board to Employee; or (ii) by Employee in the event that Employer changes Employee's title as Senior Vice President and Controller of the Company or changes Employee's duties from those which are customary for a Senior Vice President and Controller of a bank holding company, or changes Employee's location of work to any area outside Los Angeles or Orange Counties; or (iii) by Employee if Employer materially breaches this Agreement. In the event of termination pursuant to this Section 5(a), Employee shall receive a single sum severance payment equal to twelve
           (12) months of her then current Base Salary, less customary withholdings, payable in accordance with the terms of the full and unconditional release referenced below in this Section 5(a). Such severance pay shall constitute liquidated damages in lieu of any and all claims by Employee against

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           Employer, and shall be in full and complete satisfaction of any and all rights which Employee may enjoy hereunder, and are expressly conditioned upon receipt by Employer of a full and unconditional release (in the form of Exhibit A) from Employee of any and all liability of Employer or any of its affiliates, partners, limited liability companies, limited partners, directors, officers, insurers, underwriters, employees, agents, successors and assigns arising out of this Agreement or out of the employment relationship or termination of the employment relationship between Employee and Employer, except that Employee shall be entitled to receive (i) those benefits, if any, that have vested by operation of state or federal law or under any written term of a plan ("Vested Benefits"), and
           (ii) health care coverage continuation rights under the consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA Rights"). In the event of a termination pursuant to this Section 5(a), Employee's stock options shall accelerate and fully vest.

                      b)         EARLY TERMINATION BY EMPLOYER FOR CAUSE.
           Employer may terminate this Agreement and Employee's employment for cause upon written notice to Employee, and Employee shall not be entitled to receive compensation or other benefits for any period after termination for cause. "For cause" pursuant to this Agreement shall include, but not be limited to: (i) any act of dishonesty, fraud or embezzlement that would have a material adverse effect on the business or financial prospects of Employer; (ii) any material breach of this Agreement or any breach of a fiduciary duty (involving personal profit); (iii) any neglect of duties or negligence in carrying out duties customary to that of a Senior Vice President and Controller of a bank holding company; (iv) any willful violation of any law, rule or regulation, which, by virtue of bank regulatory restrictions imposed as a result thereof, would have a material adverse effect on the business or financial prospects of Employer;
           (v) any commission of any crime (other than a traffic violation or similar offense) involving moral turpitude or resulting in material harm to Employer; or (vi) any failure by Employee to qualify at any time during the Employment Term for a fidelity bond as described in
           Section 6 of this Agreement. Termination for cause by Employer shall not constitute a waiver of any remedies that may otherwise be available to Employer under law, equity, or this Agreement.

                      c) EARLY TERMINATION BY EMPLOYEE. Except as otherwise provided in Section 5(a), Employee may terminate this Agreement upon thirty (30) days written notice to Employer. Except as otherwise provided by Section 5(a) above and Section 5(e) below, Employee shall not be entitled to receive compensation or other benefits under this Agreement for any period after such early termination by Employee.

                      d) DEATH DURING EMPLOYMENT. Except as required by applicable law, this Agreement and all benefits hereunder shall terminate immediately upon the death of Employee, provided that such termination of benefits shall not operate to prejudice or forfeit the rights of any beneficiary or beneficiaries of any life insurance policy on the life of Employee obtained pursuant to Section 4(d) hereof or any Vested Benefits and COBRA Rights.

                      e) MERGER OR CORPORATE DISSOLUTION. In the event of (a) a merger in which Employer is not the surviving corporation or a majority of the capital stock of which is

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           not owned by the majority shareholder of Employer or an
           affiliate thereof; (b) a transfer of all or substantially all of the assets of Employer; (c) any sale or other corporate reorganization in which there is a change in ownership of the outstanding shares of Employer wherein more than fifty percent (50%) of the outstanding shares of Employer are transferred to any other partnership, corporation, trust or business entity ((a), (b) and (c) above shall be considered to be a " Change in Control"); this Agreement shall not be terminated, but instead, the surviving or resulting corporation, the transferee of Employer's assets, or Employer shall be bound by and shall have the benefit of the provisions of this Agreement. Notwithstanding the foregoing, in the event of a Change in Control and in the event that, during the twelve month period following such Change in Control, Employee terminates employment with Employer (pursuant to Section 5(c) above) following a reduction in the Employee's duties or title or change in location of her employment outside Southern California, Employee shall receive a single sum severance payment equal to twenty-four (24) months of her then current Base Salary, less customary withholdings and taxes and Employee 's stock options shall accelerate and fully vest. Such severance pay shall constitute liquidated damages in lieu of any and all claims by Employee against Employer, and shall be in full and complete satisfaction of any and all rights which Employee may enjoy hereunder, and are expressly conditioned upon receipt by Employer of a full and unconditional release (in the form of Exhibit A) from Employee of any and all liability of Employer or any of its subsidiaries, affiliates, parents, partners, limited partnership, limited liability companies, directors, officers, employees, insurers, underwriters and agents, arising out of this Agreement or out of the employment relationship or termination of the employment and relationship between Employee and Employer, except any Vested Benefits and COBRA Rights.

           6. FIDELITY BOND. Employee agrees that she will furnish all information and take any other steps necessary to enable Employer to obtain or maintain a fidelity bond conditional on the rendering of a true account by Employee of all moneys, goods, or other property which may come into the custody, charge or possession of Employee during the term of Employee's employment. The surety company issuing the bond and the amount of the bond must be acceptable to Employer and satisfy all banking laws and regulations. All premiums on the bond are to be paid by Employer. If Employee cannot qualify for a fidelity bond at any time during the term of this Agreement, Employer shall have the option to terminate this Agreement immediately, which shall constitute a termination for cause as defined in
Section 5(b) hereof.

           7. PRINTED MATERIAL. All written or printed materials which shall include, but not be limited to, computer software, programs and files, used by Employee in performing duties for Employer are, and shall remain, the property of Employer, provided that any materials which belonged personally to Employee prior to her employment with Employer are, and shall remain, the property of Employee. Upon termination of Employee's employment with Employer, Employee shall return such applicable written or printed materials to Employer.

           8. DISCLOSURE OF INFORMATION. Employee recognizes and acknowledges that Employer possesses trade secrets and other confidential and/or proprietary information concerning its business affairs and methods of operation which constitute valuable, confidential, and unique assets of its business and that of its affiliates ("Proprietary Information"), which

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Employer has developed through a substantial expenditure of time and money and which are and will continue to be utilized in Employer 's business and which are not generally known in the trade. At any time before or after termination of this Agreement, Employee agrees not to disclose to anyone any Proprietary Information and not to make use of any Proprietary Information for her own purposes or for the benefit of anyone other than Employer under any circumstances. For purposes of this Section 8, Proprietary Information includes, without limitation, all information regarding products, services, processes, know-how, customers, suppliers, product and/or service development, business and capital plans, research, finances, marketing, pricing, costs and any other confidential matters relating to Employer or any affiliate of Employer. Employee recognizes and acknowledges that all financial information concerning any of Employer's customers, products or financial results is strictly confidential, and Employee shall not, at any time before or after termination of this Agreement, disclose to anyone any such information or any part thereof, for any reason or purpose whatsoever except to the extent that such information is already otherwise publicly available or to the extent such disclosure is required by Employee in order to comply with judicial process or applicable regulations of any state or federal bank regulatory agency.

           Employee hereby acknowledges the particular value to the Employer of this Section 8, the loss of which cannot be reasonably or adequately compensated in an action at law or in arbitration. Therefore, Employee expressly agrees that the Employer, in addition to any other rights or remedies that the Employer shall possess, shall be entitled to injunctive and other equitable relief to prevent or remedy a breach of this Section 8 by Employee, without the necessity of posting any bond.

           Employee's obligation under this Section 8 shall survive the termination of this Agreement and/or the termination of employment.

           9. NON-COMPETITION BY EMPLOYEE. Employee shall not, during the Employment Term, directly or indirectly, either as an employee, employer, consultant, agent, principal, partner, shareholder, corporate officer, director, or in any other individual or representative capacity, engage or participate in any competing bank or financial institution or financial services business without the prior written consent of the Board; provided, however, Employee shall not be restricted by this Section from owning securities of corporations listed on a national securities exchange or regularly traded by national securities dealers so long as such investment does not exceed one percent of the market value of the outstanding securities of such corporation.

           10. NOTICES. Any notices to be given hereunder by either party to the other may be effected in writing either by personal delivery or by mail, registered or certified, postage prepaid with return receipt requested. Notices to Employer shall be given to the Employer at its then current principal office, c/o President and Chief Executive Officer. Notices to Employee shall be sent to Employee's then current personal residence. Notices delivered personally shall be deemed communicated as of actual receipt; mailed notices shall be deemed communicated as of five (5) calendar days after mailing.

           11. ENTIRE AGREEMENT. This Agreement supersedes any and all other agreements, either oral or in writing, between the Parties hereto with respect to the employment of Employee

                                         -6-

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by Employer and contains all of the covenants and agreements between the
Parties with respect to such employment. Each party to this Agreement acknowledges that no representations, inducements, promises or agreements, oral or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement or promise not contained in this Agreement shall be valid and binding. Any modification of this Agreement will be effective only if it is in writing signed by all parties to the Agreement.

           12. SEVERABILITY. In the event that any term or condition contained in this Agreement shall, for any reason, be held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or condition of this Agreement, but this Agreement shall be construed as if such invalid or illegal or unenforceable term or condition had never been contained herein.

           13. CHOICE OF LAW AND FORUM. This Agreement shall be governed by and construed in accordance with the laws of the State of California without giving effect to any conflict of law governing the effect thereof, except to the extent preempted by the laws of the United States. Any action or proceeding brought upon, or arising out of, this Agreement or its termination shall be brought in a forum located within the County of Orange, State of California, and Employee hereby agrees to be subject to service of process in California.

           14. WAIVER. The Parties hereto shall not be deemed to have waived any of their respective rights under this Agreement unless the waiver is in writing and signed by such waiving party. No delay in exercising any rights shall be a waiver nor shall a waiver on one occasion operate as a waiver of such right on a future occasion.

           15. INDEMNIFICATION. Employer shall indemnify Employee, to the maximum extent permitted under the articles of incorporation and bylaws of Employer and governing laws and regulations, against expenses actually and reasonably incurred by Employee (including attorneys' fees and expenses), and judgments, fines and amounts paid in settlement actually incurred by Employee in connection with any threatened or pending action, suit or proceeding to which Employee is made a party by reason of her position as an officer or agent of Employer or by reason of her service at the request of Employer, if Employee acted in good faith in the course and scope of her employment and in a manner believed to be in or not opposed to the best interests of Employer. Any fees and expenses payable by Employer pursuant to this Section 15 shall be paid as incurred by Employee, subject to a written undertaking by Employee to repay Employer any such amounts advanced by Employer in the event of a final determination under applicable law, that Employee was not entitled to indemnification. If available at rates determined by Employer, in its sole discretion, to be reasonable, Employer shall endeavor to apply for and obtain directors' and officers' liability insurance to indemnify and insure Employer and Employee from such liability or loss. Employee will have the same such level of such insurance as provided by Employer to other senior executives.

           16. ASSIGNMENT. Neither this Agreement nor any of the rights or benefits hereunder shall be subject to execution, attachment or similar process, nor may this Agreement or any rights or benefits hereunder be assigned, transferred, pledged or hypothecated without the written consent of both Parties hereto, except as provided in Sections 4(d) and 5(d) hereof.

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           17.        CAPTIONS AND PARAGRAPH HEADINGS. Captions and paragraph
headings used herein are for convenience and ready reference only and are not a part of this Agreement and shall not be used in the construction or interpretation thereof.

           18. WITHHOLDING. Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law and any additional withholding to which Employee has agreed.

           19. ARBITRATION PROVISION. Any controversy or claim arising out of or relating to this Agreement, the alleged breach of this Agreement, or Employee's employment with Employer or the termination of the employment relationship between Employee and Employer, shall be settled by arbitration in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction. There shall be three arbitrators, one to be chosen directly by each party, and the third arbitrator to be selected by the two arbitrators so chosen. If any arbitration proceeding is brought for the enforcement of this Agreement or because of an alleged dispute, breach or default in connection with this Agreement, (i) the non-prevailing party shall pay the fees of the arbitrators and all other costs of the arbitration, including the cost of any record or transcripts of the arbitrations and administrative fees; and (ii) the prevailing party shall be entitled to recover reasonable attorneys' fees and any other costs and expenses incurred in that action or proceeding, in addition to any other relief to which it or she may be entitled. The parties acknowledge that they intend that the controversies and claims to be arbitrated under this Section 19 be construed as broadly as possible under applicable law.


           EXECUTED as of the 14th day of February, 2000.

EMPLOYER:                                      EMPLOYEE:

CALIFORNIA COMMUNITY BANCSHARES, INC.

/s/ Ronald W. Bachli                           /s/ Lynn M. Hopkins
-----------------------------------------      --------------------------------
By: Ronald W. Bachli                           Lynn M. Hopkins
    President and Chief Executive Officer


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                                    EXHIBIT A
                                RELEASE AGREEMENT

           This Release Agreement ("Release") was given to me, Lynn M. Hopkins ("Employee"), this _____day of _________ , _______, by CALIFORNIA COMMUNITY BANCSHARES, INC. ("CCB"). At such time as this Release becomes effective and enforceable (i.e., the revocation period discussed below has expired), and assuming Employee is otherwise eligible for payments under the terms of that certain Employment Agreement between Employee and CCB dated February 14, 2000 (the "Agreement"), CCB agrees to pay Employee pursuant to the terms of the Agreement an amount equal to $ ________ (minus customary payroll deductions and any outstanding obligations owed by the Employee to Employer), and to provide any Vested Benefits and COBRA Rights, as these terms are defined in the Agreement. CCB and its employees, agents, officers, directors, shareholders, parent companies, partnerships, limited partnerships, limited liability companies, subsidiaries and any and all of its other affiliates, and the directors, officers, employees, agents, insurers, underwriters and the predecessors, successors and assigns of each such individuals and entities shall be referred to herein as the "Employer".

           In consideration of the receipt of the promise to pay such amount, Employee hereby agrees, for herself and her heirs, executors, administrators, successors and assigns (hereinafter referred to as the "Releasors"), to fully release and discharge Employer and its officers, directors, employees, shareholders, partners, limited partners, parent companies, partnerships, limited liability companies and any of its other affiliates, and the officers, directors, employees, agents, insurers, underwriters, subsidiaries, affiliates, and the predecessors, successors and assigns of each such individual and entity (hereinafter referred to as the "Releasees") from any and all actions, causes of action, claims, obligations, costs, losses, liabilities, damages and demands under any federal, state or local law or laws, or common law, whether or not known, suspected or claimed, which the Releasors have, or hereafter may have, against the Releasees arising out of or in any way related to the Agreement and/or Employee's employment or termination of employment with Employer, except with the sole and limited exception that Releasor's release of all claims against Releasees will not release Employer from its obligations, as provided in Sections 7, 10, 13, 15 and 19 of the Agreement.

           It is understood and agreed that this Release extends to all such claims and/or potential claims and that Employee, on behalf of the Releasors, hereby expressly waives all rights with respect to all such claims under California Civil Code Section 1542, which provides as follows:

                 A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

           Employee executes this Release without reliance on any representation by any Releasee. Employee acknowledges that she has read and understands the provisions of the Release set forth in the preceding paragraph, that she has had an opportunity to consult with an attorney prior to executing this Release, that she affixes her signature hereto voluntarily and without coercion, and that no promise or inducement has been made other than those set out in this Release. This document does not constitute, and shall not be admissible as evidence of, an admission by any Releasee as to any fact or matter.

           In case any part of this Release is later deemed to be invalid, illegal or otherwise unenforceable, Employee agrees that the legality and enforceability of the remaining provisions of this Release will not be affected in any way.

Dated:
      ----------------------------     --------------------------------------
                                       LYNN M. HOPKINS

                                         -10-